EXHIBIT 1.A.(12)


               Description of Pruco Life's Issuance, Transfer and
                       Redemption Procedures for Policies
                        Pursuant to Rule 6e-2(b)(12)(ii)

                                      and

                       Method of Computing Adjustments in
                      Payments and Cash Values of Policies
                   Upon Conversion to Fixed Benefit Policies
                       Pursuant to Rule 6e-2(b)(13)(v)(B)
                   -----------------------------------------

     This document sets forth the administrative procedures that will be followed by Pruco Life Insurance Company of New Jersey ("Pruco Life") in connection with the issuance of its Variable Life Insurance Contract ("Contract"), the transfer of assets held thereunder, and the redemption by Contract owners of their interests in said Contracts. The document also explains the method that Pruco Life will follow in making a cash adjustment when a Contract is exchanged for a fixed benefit insurance policy pursuant to Rule 6e-2(b)(13)(iv)(B).

     I. Procedures Relating to Issuance and Purchase of the Contracts

     A. Premium Schedules and Underwriting Standards

     Premiums for Pruco Life's Contract will not be the same for all Owners. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays a premium commensurate with the Insured's mortality risk as actuarially determined utilizing factors such as age, sex, health and occupation. A uniform premium for all Insureds would discriminate unfairly in favor of those Insureds representing


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greater risks. Although there will be no uniform premium for all Insureds, there will be a single price for all Insureds in a given risk classification.

     The Contract will be offered and sold pursuant to established premium schedules(1) and underwriting standards in accordance with state insurance laws. The prospectus specifies premiums for illustrative ages. In addition, the premiums to be paid by an Owner will be specified in the Contract.

     B. Application and Initial Premium Processing

     Upon receipt of a completed application from a prospective Owner, Pruco Life will follow certain insurance underwriting (i.e. evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Contract cannot be issued, i.e. physically issued through Pruco Life's computerized issue system, until this underwriting procedure has been completed.

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(1) In accordance with industry practice, Pruco Life will establish procedures to handle errors in initial and subsequent premium payments to refund overpayments and collect underpayments, except for de minimis amounts.


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     If the initial premium is paid with the application and the Contract is issued as applied for, the contract date will be that of the latest of Part 1 of the application, Part 2 of the application (any medical examination), or 21 days prior to the date of physical issue. If the first premium is not paid with the application, the Contract date will be the Contract date as stated in the Contract (which is ordinarily two or three days after the application is approved), provided the Owner pays the necessary premium.

     The Contract date marks the date on which benefits begin to vary in accordance with the investment performance of the selected subaccounts of the Pruco Life Variable Insurance Account ("Account"). It is also the date as of which the insurance age of the proposed Insured is determined. It represents the first day of the Contract year and therefore determines the Contract anniversary and also the monthly dates. It also represents the commencement of the suicide and contestable periods for purposes of the Contract.

     There are two principal variations in the foregoing procedure. First, if the Owner wishes that permanent insurance protection and variability of benefits commence at a future date, he can select a period of initial term insurance. Pruco Life may sell such temporary insurance with coverage commencing on the


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latest of (1) the date of the temporary insurance agreement; (2) the date of completion of all medical examinations agreed to; and (3) any date asked for in the application. The length of initial term insurance available varies from state to state.

     Second, subject to state insurance laws, the Contract may be dated back up to 6 months, provided that the premium is paid with the application and that the backdating results in a lower insurance age for the Insured. In that case the variability of benefits will begin on this backdated Contract date.

     Pruco Life will transfer the appropriate amount from its general account to the Account on the date the Contract is approved unless, as noted above, the Owner selects a period of preliminary term insurance in which case the first net premium will be transferred to the Account on the Contract date. The variable benefits under all Contracts will be calculated on the assumption that the initial net premium was transferred to the Account on the Contract date.

     C. Premium Processing

     On each premium due date, Pruco Life will transfer a net premium from the general account to the Account, whether or not the premium has been paid by the Owner. This procedure will sometimes result in Pruco Life's advancing monies prior to


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receipt of premiums. The amount of the net premium will depend upon such factors as the Insured's age, sex, risk classification, the Contract's face amount, and the period for which the Contract has been in force. The amount of the net premium for the second, third, and fourth Contract years will always be greater than the net premium for the first Contract year, and the net premium for subsequent years will be at least equal to that for prior years.

     The size of the premiums is computed on the assumption that, on the average, premiums will be paid on the due date, although some may be paid before and some later in the grace period.

     Premiums paid less frequently are lower than the sum of the premiums paid more frequently over the same period. This reflects an increased administrative charge because of the additional expense incurred in collecting and processing additional premiums as well as an interest adjustment to take account of the fact that when premiums are paid annually the insurer has the use of the funds for the entire year.

     The net premium added to the Account for an annual premium Contract is lower than the sum of the twelve premiums for a monthly premium Contract. The annual net premium is calculated so that if the Account earns the assumed investment return of 4%, it will accumulate to the same amount as twelve


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monthly net premiums would have. Also, the larger annual premium provides greater participation in the investment experience of the Account at an earlier time than the monthly net premiums which are added to the Account later periodically throughout the contract year.

     D. Reinstatement

     The Contract may be reinstated within three years after the due date of the first unpaid premium unless the net cash value has been paid. A Contract will be reinstated upon receipt by Pruco Life of a written application for reinstatement, production of evidence of insurability satisfactory to Pruco Life and payment of an amount equal to the greater of: (a) all overdue premiums with interest of 6% compounded annually; or (b) 110% of the excess of the net cash value immediately following reinstatement over the net cash value immediately preceding reinstatement, plus total premiums in arrears for extra benefits with compound interest at 6% a year.

     Any contract debt must be restored with interest to date at 5 1/2% a year. If that debt with interest would exceed the loan value of the reinstated contract, the excess must be paid to Pruco Life before reinstatement.

     Upon reinstatement, the Contract will have the same death benefit, net cash value, and contract debt, if any, as if default had not occurred. This reinstatement provision is


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designed to comply with the insurance laws of a number of states.

     In order to assist an Owner of a lapsed Contract in making a considered judgment as to whether to reinstate, Pruco Life may calculate the amount payable upon reinstatement and "freeze" the amount for up to fourteen days.

     The reinstatement will take effect as of the date the required proof of insurability and payment of the reinstatement amount have been received by Pruco Life at its Service Office. Pruco Life will place the reinstatement amount in its general account and transfer to the Account assets equal to the amount required to support the reinstated benefits.

     E. Repayment of Loan

     A loan made under Pruco Life's Contract may be repaid with an amount equal to the monies borrowed plus 5 1/2% interest.

     When a loan is made, Pruco Life will transfer from the Account to the general account an amount equal to the contract debt thereby created. Since the Contract owner will be credited at the assumed rate of return of 4% upon the amount of the outstanding Contract debt, Pruco Life will realize the difference between that rate and the 5 1/2% loan interest rate charged to the Owner in order to cover the loan investment expenses, income taxes, if any, and a charge for expenses and mortality risks and


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other contingencies. Upon repayment of contract debt, Pruco Life will reduce its general account loan asset and transfer assets supporting corresponding reserves to the Account.

     II. Transfer Among Subaccounts

     The Account currently has three subaccounts, each of which is invested in shares of a corresponding portfolio of the Pruco Life Series Fund, Inc. ("Fund"), which is registered under the 1940 Act as an open-end diversified management investment company. The Owner, as often as four times in each contract year, may transfer amounts among subaccounts, if premiums have been duly paid. All or a portion of the amount attributable to the Contract in a subaccount may be transferred, but if only a portion is transferred, the transfer may not result in less than $100 being held in any subaccount on the day of transfer. If an Owner reallocates amounts among subaccounts on a percentage basis, the percentage must be in whole numbers. The transfer will take effect as of the date of receipt in Pruco Life's Service Office of written notice in a form satisfactory to Pruco Life.


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     III. "Redemption" Procedures:
          Surrender and Related Transactions

     A. Surrender for Cash Value

     If the insured party under a Contract is alive, Pruco Life will pay, within seven days, the net cash value as of the date of receipt, at its Service Office, of the Contract and a signed request for surrender. Computations with respect to the investment experience of the Account will be made on each day during which the New York Stock Exchange is open for trading, as of the time of the close of trading on such Exchange. Computations for days on which the Exchange is not open for trading will be based on the investment experience as of the last prior day on which the Exchange was open for trading.

     On each monthly date, Pruco Life adjusts the insurance amount and calculates the net cash value. The monthly date occurs on the Contract date and then in each later month on the same day of the month as the Contract date. On a monthly date if no premium is in default, the net cash value is equal to (a) the tabular cash value on that date; plus (b) the net single premium for the variable insurance amount that applies on that date; minus (c) if that date is a premium due date, and the premium has not been paid, the net premium that applies on that date; minus (d) any contract debt; minus (e) in the first contract year, any issue charge installments that have not yet been paid. The amount of (b) will be less than zero if the variable insurance


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amount is less than zero. The net premium is equal to the premium less various charges disclosed in the prospectus. The amounts of the net premiums and the issue charge installment will be shown on page 3 of the Contract. Each Contract will contain a table showing the amount of the "tabular cash value" applicable to the Contract as of each Contract anniversary date. When necessary, the tabular cash value for dates between contract anniversary dates will be determined by interpolation.

     The issue charge installments in the first contract year are designed to recover, a far as possible, the administrative expenses incurred before the Contract is issued. As a result, in the early months of the first contract year, there may be no net cash value where premiums are paid more frequently than annually.

     The net cash value on a date other than a monthly date will be equal to:
(a) the tabular cash value on that date; plus (b) the net single premium at the insured's attained age for the variable insurance amount on that date; plus (c) the excess investment return since the last monthly date; minus (d) any Contract debt; minus (e) in the first Contract year, any issue charge installments that have not yet been paid.

     If the due date of a paid premium is on or after the effective date of surrender, Pruco Life will refund that premium. During the days of grace of a premium in default, the


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net cash value will be the net cash value as of the due date of the unpaid premium, adjusted up or down depending on whether the assets relating to the Contract have increased at more than 4% a year or not. After the days of grace have expired, a Contract's net cash value is the net cash value of any extended term or reduced paid-up insurance then in force.

     Pruco Life will make the payment of the surrender value out of its general account and, at the same time, transfer assets from the Account to the general account in an amount equal to the reserve liability applicable to the Contract held in the Account.

     In lieu of the payment of the net cash value in a single sum upon surrender of a Contract, an election may be made by the Contract owner to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life, a combination of options. An option is available only if the proceeds to be applied are $1,000 or more or would result in periodic payments of at least $20.00. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

     B. Death Claims

     Pruco Life will pay a death benefit to the beneficiary within seven days after receipt at its Service Office of due


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proof of death of the Insured, and all other requirements necessary(2) to make payment.

     On each Monthly date to which premiums have been duly paid, Pruco Life will adjust the variable insurance amount to take account of investment experience of the Account for the previous contract month. Provided premiums are duly paid, the insurance amount during a contract month will be equal to the sum of (a) the fact amount and (b) the variable insurance amount (computed on the previous monthly date) if greater than zero. The insurance amount is guaranteed not to be less than the face amount. The insurance amount will not be adjusted downward or upward during the contract month. Provided that no premium is in default more than 31 days, the death benefit payable to the beneficiary will be equal to (a) the insurance amount; plus (b) a pro rata refund of any premiums paid for periods beyond the date of death; minus (c) any contract debt; minus (d) the pro rata part of any premium in default if death occurs during the 31 day grace period. The proceeds payable on death also reflect interest from the date of death to the date of payment.

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(2) State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the Contract regarding suicide and incontestability.


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     Pruco Life will make payment of the death benefit out of its general account, and will transfer assets from the Account to the general account in an amount equal to the reserve liability applicable to the Contract held in the Account. The excess of the insurance amount over the sum of the face amount and the variable insurance amount, if any, will be paid out of a general account reserve maintained for that purpose.

     In lieu of payment of the death benefit in a single sum, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Contract or, with the approval of Pruco Life, a combination of options. The election may be made by the Owner during the Insured's lifetime, or, if no election is in effect at death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. An option is available only if the proceeds to be applied are $1,000 or more, or would result in periodic payments of at least $20.00. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Contract.

     C. Default and Options on Lapse

     A premium not paid on or before its due date is in default, but Pruco Life's Contract provides for a 31 day grace period for the payment of each premium after the first. The insurance coverage continues in force during the grace period,


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but if the Insured dies during the grace period, the portion of the premium due which is applicable to the period from the premium due date to the date on which the Insured dies is deducted from the insurance amount.

     Except for Contracts issued on certain insureds in high risk rating classes, a lapsed Contract will be converted to extended term insurance at expiration of the grace period. The insurance amount of the extended term insurance is equal to the insurance amount of the Contract as of the due date of the premium in default, less any Contract debt. The extended term insurance will continue for a length of time that depends on the net cash value on the due date of the first unpaid premium, the amount of insurance and the age and sex of the insured.

     Contracts issued on the above-mentioned high risk insureds will be converted to reduced paid-up whole-life insurance at expiration of the grace period. Moreover, extended term insurance may be exchanged for reduced paid-up insurance within three months of the due date of the first unpaid premium. The insurance amount will depend on the net cash value on the due date of the first premium in default, and the age and sex of the insured.


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     D. Loans

     Pruco Life's Contract provides that an Owner, if no premium is in default beyond the grace period(3), may make a loan at any time a loan value is available after the first Contract year. The Owner may borrow money on completion of a form satisfactory to Pruco Life assigning the Contract as the only security for the loan. Payment of the loan will be made from Pruco Life's general account within seven days of receipt of the form at Pruco Life's Service Office. Allocation of the loan among the subaccounts of the Account will be in the same proportion as reserves applicable to the Contract are held in those subaccounts.

     An Owner may borrow up to the Contract's loan value. During the first contract year, the loan value is zero. After the first contract year, the loan value is 75% of the cash value. Interest accrues daily at an effective annual rate of 5 1/2% and, if not paid, is added to the amount of the loan on each Contract anniversary. Except when used to pay premiums, a loan will not be permitted unless it is for at least $500.

     A loan does not affect the amount of premiums due. When a loan is made, an amount equal to the Contract debt thereby

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(3) The Contract also provides for a loan value if the Contract is in effect under the contract value option for Reduced Paid-Up Insurance, but not if it is in effect under the contract value option for Extended Term Insurance.


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created is transferred from the Account to Pruco Life's general account. Because of the transfer, the investment base in the Account available to affect the investment experience is smaller and the monthly adjustment of the insurance amount and the daily changes in the net cash value will be different from what they would have been had no loan been taken. The death benefit and cash value are thus permanently affected by any contract debt, whether or not repaid.

     The guaranteed minimum death benefit is not affected by contract debt if premiums are duly paid. However, on settlement the amount of any contract debt is subtracted from the insurance amount.

     If contract debt ever becomes equal to or more than what the net cash value would be if there were no contract debt, all the Contract's benefits will end 31 days after notice is mailed to the Owner and any known assignee, unless repayment is made within that period.

     IV. Cash Adjustment Upon Exchange of Contract

     Pruco Life's Contract, in accordance with Rule 6e-2(b)(13)(v)(B), provides that the Owner, within 24 months of issuance of a Contract, may exchange the Contract, without submission of new evidence of insurability, for a permanent fixed benefit insurance policy offered by Prudential. The new policy will have a face amount equal to the face amount of the original


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Contract. The new policy will be a Life Paid-Up at Age 85 plan. It will have the same contract date and insurance age as the original contract, and be in the same risk classification. This exchange privilege is designed to permit a Contract Owner to change his mind and obtain a fixed benefit policy.

     There will be a cash adjustment upon exercise of the exchange privilege under Rule 6e-2(b)(13)(v)(B). That adjustment will be: (1) the difference between the premiums that would have been required under the new policy had it been purchased at the outset and the premiums paid under the Contract; minus (2) the difference, if positive, between the actual cash value under the Contract at the date of exchange and what that cash value would have been had the assets in the Account relating to the Contract earned a uniform net investment return of 4% a year.

     Once the exchange takes effect, there will be an appropriate transfer of funds between Pruco Life and Prudential to reflect the assumption of the risk by Prudential. At the same time, Pruco Life will transfer assets from the Account to the general account in an amount equal to the applicable reserve.


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